Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
CSX Corporation
Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Fiscal Years Ended
	Dec. 29, 2006	Dec. 30, 2005	Dec. 31, 2004	Dec. 26, 2003	Dec. 27, 2002
EARNINGS:
Earnings before Income Taxes	$1,841	$1,036	$637	$195	$652
Interest Expense	392	423	435	418	445
Interest Portion of Fixed Rent	48	56	46	62	77
Undistributed Earnings of Unconsolidated Subsidiaries	(48)	(56)	(139)	(32)	(38)
Earnings, as Adjusted	$2,233	$1,459	$979	$643	$1,136
FIXED CHARGES:
Interest Expense	$392	$423	$435	$418	$445
Capitalized Interest	3	2	3	3	3
Interest Portion of Fixed Rent	48	56	46	62	77
Fixed Charges	$443	$481	$484	$483	$525
Ratio of Earnings to Fixed Charges	5.0x	3.0x	2.0x	1.3x	2.2x